Exhibit 99.3
                                  PRESS RELEASE
FOR RELEASE:      IMMEDIATE

CONTACT:                   Ed Babcock, Vice President, Finance
                           (814) 274-9830


  HYPERION TELECOMMUNICATIONS, INC. AND ITS OPERATING COMPANIES ANNOUNCE FOURTH
                         QUARTER AND FISCAL YEAR RESULTS


                                          Coudersport, PA - June 24, 1998

John J. Rigas, Chairman of Adelphia Communications Corporation ("Adelphia") (NASDAQ NNM: ADLAC) and Hyperion Telecommunications, Inc. ("Hyperion" or "the Company") (NASDAQ NNM: HYPT) reported results of operations for Hyperion and its Operating Companies (defined below) for the fourth quarter and fiscal year which ended on March 31, 1998 ("Fiscal 1998").

Due to the ownership structure of its Operating Companies, Hyperion's and its Operating Companies' operating results are presented on both a proportionate share presentation basis (Exhibit A below) and in accordance with generally accepted accounting principles ("GAAP") (Exhibit B below). Proportionate share presentation reflects the collective sum of Hyperion and Hyperion's economic interest in each of the Operating Companies it owns and manages at Hyperion's ownership percentage as of March 31, 1998. All historical results of operations are presented as if Hyperion's current ownership percentage as of March 31, 1998 of its Operating Companies were in place during the entire period presented. While this presentation format is not in accordance with GAAP, management of Hyperion believes that this format better depicts the operational progress, and the associated economic effect on Hyperion, of the Company's results of operations during the period. The Company will also include operating results in accordance with GAAP in its Form 10-K, which will be filed with the SEC by June 29, 1998.

Fourth quarter results saw proportionate revenue increase 140% to $6,022,000 over the same quarter in the prior fiscal year and 22% versus the December 1997 quarter. For Fiscal 1998, proportionate revenue increased 125% to $17,498,000 over the prior year. The increase in revenues for the fourth quarter and fiscal year resulted primarily from increases in the customer base, five new markets becoming operational during Fiscal 1998 and the commencement of switched services in the current fiscal year. During Fiscal 1998, the Company successfully launched switched services in 13 of its markets, bringing the total number of markets offering switched services to 17 at the end of Fiscal 1998. During the March 1998 quarter, the Operating Companies sold 13,500 additional access lines, bringing total sales to 41,500 access lines as of March 31, 1998. (The Company counts access lines on a one for one basis, irrespective of the number of telephone sets in use through trunks into a PBX; that is, no multipliers are used.) Installed lines increased by 11,400 during the March 1998 quarter, bringing total installed access lines to 23,200 at March 31, 1998, 81% of which are provisioned completely on the Company's network (on-net lines). From April 1, 1998 through mid-June 1998, the Company installed an additional 19,000 lines, resulting in total installed lines of over 42,000 at June 18, 1998.

Fourth quarter proportionate EBITDA loss was $4,480,000 as compared to $2,438,000 for the same quarter in the prior fiscal year and $3,721,000 in the December 1997 quarter. Fiscal 1998 proportionate EBITDA loss was $15,285,000 as compared to $7,737,000 for the prior fiscal year. The increase in proportionate EBITDA loss for the fourth quarter and the fiscal year were due primarily to

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increased selling, general, and administrative expenses, which were slightly higher than originally expected as a result of the ramp up in direct sales and marketing distribution channels as the Company has aggressively moved to an end-user strategy over the past year focusing on medium to large business customers, governmental and educational end-user and other telecommunications service providers. As of March 31, 1998, the Company had a direct sales force of 128 professionals focused on selling the Company's portfolio of service offerings, up from approximately 35 sales professionals one year ago.

Fourth quarter proportionate net loss was $27,347,000 as compared to $12,099,000 for the same quarter in the prior fiscal year. Fiscal 1998 proportionate net loss was $89,817,000 as compared to $34,283,000 for the prior fiscal year. The increase in proportionate net loss for the fourth quarter and the fiscal year was due primarily to the above mentioned increase in selling, general and administrative expenses, increased depreciation and amortization expenses and increased interest expense and preferred stock dividends associated with the Company's financing activities. Also, in Fiscal 1997, the Company recognized a one time gain of approximately $8.4 million dollars associated with the sale of its partnership interest in a network in South Florida.

During the fourth quarter, the Company and its Operating Companies invested $54,831,000 in capital expenditures, of which Hyperion's proportionate share was $46,090,000. As of March 31, 1998, total gross property plant and equipment of the Company and its Operating Companies was $441,707,000, of which Hyperion's proportionate share is $336,473,000. As of March 31, 1998, the Operating Companies had approximately 5,363 route miles and 249,672 fiber miles and were connected to approximately 1,909 buildings. To date, 17 Lucent 5ESS switches or remote switching modules have been installed to provide local telephone service with additional 5ESS switches or remote switching modules planned for the remaining markets throughout 1998.


On May 8, 1998, Hyperion completed an initial public offering of 12,850,000 shares of its Class A Common Stock at a price to the public of $16 per share, which coupled with a conversion to equity of debt owed to Adelphia with a fair market value of $54.6 million and an additional $49.9 million of cash equity investment by Adelphia, increased the Company's equity by approximately $285 million, while raising $243 million of net cash proceeds to continue the expansion of the Company's existing markets and to build new markets. As a result of this offering Hyperion is a 66% owned subsidiary of Adelphia, the seventh largest cable television operator in the United States.

Hyperion is a leading Competitive Local Exchange Carrier ("CLEC") that designs, constructs, operates and manages state-of-the-art, fiber optic networks and facilities. The Company operates one of the largest CLECs in the United States based upon route miles and buildings connected. As of March 31, 1998 the Company manages and operates 22 networks, 4 of which are under construction, through (i) eight partnerships or limited liability companies with local partners, encompassing nine networks, (ii) 10 wholly owned subsidiaries of the Company, encompassing 11 networks, (iii) one corporation, encompassing one network, in which the Company is a minority shareholder and (iv) one company, encompassing one network, in which the Company is a majority equity holder (collectively, the "Operating Companies").

Exhibit A that follows sets forth the proportionate share operating results for Hyperion and its Operating Companies for the three and twelve months ended March 31, 1997 and 1998, respectively.

Exhibit B that follows sets forth the operating results in accordance with GAAP for Hyperion and its consolidated subsidiaries for the three and twelve months ended March 31, 1997 and 1998, respectively.